601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 14, 2014

Via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Townsquare Media, LLC Amendment No. 1 to Registration Statement on Form S-1 Filed on July 7, 2014 File No. 333-197002

Dear Mr. Spirgel:

On behalf of Townsquare Media, LLC, a Delaware limited liability company (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 11, 2014, to Stuart Rosenstein, Executive Vice President, Chief Financial Officer and Secretary of the Company, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement, which reflects these revisions and updates and clarifies certain other information.

Summary Historical and Unaudited Pro forma Consolidated Financial and Other Data,

1.	Staff’s Comment: Please expand your disclosure and describe in more detail how management uses Direct Profit to measure the registrant’s operating performance and why Direct Profit as a measure of Townsquare Media’s performance is meaningful to investors. Please further clarify your disclosure of Direct Profit and explain why management believes excluding corporate expenses from this measure is meaningful to management and other parties.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

July 14, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iii and 19 of the Registration Statement relating to its use of Direct Profit as a measure of operating performance.

2.	Staff’s Comment: Please recharacterize the non-GAAP measure “Free Cash Flow” so as to clearly reflect your use of this measure as a measure of operating performance.

Response: In response to the Staff’s comment, the Company has used the term “Adjusted EBITDA adjusted for certain expenditures” in place of Free Cash Flow in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Christopher Kitchen at (212) 446-4988.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq

cc: Mr. Stuart Rosenstein